                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                           Local Financial Corporation
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                               539553305/539553206
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                                 (CUSIP Number)


                                  John M. Stein
                                 507 Carew Tower
                                 441 Vine Street
                             Cincinnati, Ohio 45202
                                 (513) 241-6166
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 23, 2001
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                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following boxo.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 4 Pages

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CUSIP No. 539553305/539553206            13D                       2 of 4 pages

1)    Names of Reporting Persons S.S. or I.R.S. Identification Nos.
      of Above Persons

                             Financial Stocks, Inc.
                             85-0366665
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2)    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) |_|
      (b) |X|
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3)    SEC Use Only


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4)    Source of Funds (See Instructions)

                             WC
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5)    Check Box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e) |_|

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6)    Citizenship or Place of Organization

                             Ohio
================================================================================
NUMBER OF SHARES                  7) Sole Voting Power                   669,702
BENEFICIALLY OWNED BY             ==============================================
EACH REPORTING                    8) Shared Voting Power                       0
PERSON WITH                       ==============================================
                                  9) Sole Dispositive Power              669,702
                                  ==============================================
                                  10) Shared Dispositive Power                 0
================================================================================
11)   Aggregate Amount Beneficially Owned by Each Reporting Person

                             669,702
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12)   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)  |_|

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13)   Percent of Class Represented by Amount in Row (11)

                             3.26%
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14)   Type of Reporting Person (See Instructions)

                             IA
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Item 1.  Security and Issuer

         This statement relates to the Common Stock ("Common Stock"), of Local Financial Corporation (the "Issuer"). The name and address of the principal executive offices of the Issuer are as follows:

                           Local Financial Corporation
                           3601 N.W. 63rd Street
                           Oklahoma City, Oklahoma 73116

         The person filing this statement is Financial Stocks, Inc., an Ohio corporation ("FSI"). FSI's business address is 507 Carew Tower, 441 Vine Street, Cincinnati, Ohio 45202.

         FSI is a registered investment advisor and acts as general partner of Financial Stocks Limited Partnership ("FSLP"), Financial Stocks Private Equity Fund 1998 L.P. ("1998 Fund") and Vine Street Exchange Fund, L.P. ("Vine Street").

         This filing amends the Schedule 13D previously filed by FSI with respect to the Issuer, as previously amended. Item 5 of such Schedule 13D is hereby amended as follows:


Item 2.  Interest in Securities of the Issuer.

         The following table sets forth information with respect to the shares of Common Stock of which FSI has or shares beneficial ownership: Percent of

Record Owner                    Number of Shares                Outstanding
------------                    ----------------                -----------
FSLP                                275,500 (1)                     1.4
Vine Street                         300,000 (1)                     1.4
FSI                                  94,202 (2)                      .5

(1) As general partner of FSLP and Vine Street, FSI has sole voting power and dispositive power with respect to these shares.

(2)  Includes 3,118 shares held by a director and executive officer of FSI.

         The following information relates to all transactions with respect to the Common Stock in which FSI has engaged in the last 60 days.

         On October 23, 2001, 1998 Fund distributed all 1,257,300 shares owned by it to its partners, including 91,084 and 3,118 shares distributed to FSI and one of its directors and executive officers, respectively, as partners in 1998 Fund.

                  FSLP has made the following sales of shares:

      Date                             Number of Shares                 Price
      ----                             ----------------                 -----
October 4, 2001                              1,700                      $14.24
October 5, 2001                              7,600                      $14.17
October 11, 2001                               200                      $14.20

         All of such sales were in open market transactions.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     FINANCIAL STOCKS, INC.


October 25, 2001                            By: /s/ John Stein
----------------                               --------------------------
    Date                                        John Stein, President








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